As Filed with the Securities and Exchange Commission on February 12, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

COMCAST CORPORATION

(Exact name of registrant as specified in charter)

Pennsylvania	27-0000798
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Comcast Center

Philadelphia, PA 19103-2838

(Address of principal executive offices)

COMCAST CORPORATION 2002 RESTRICTED STOCK PLAN

COMCAST CORPORATION 2005 DEFERRED COMPENSATION PLAN

(Full title of the plan)

Arthur R. Block

Senior Vice President and General Counsel

Comcast Corporation

One Comcast Center

Philadelphia, Pennsylvania 19103-2838

(Name and address of agent for service)

(215) 286-1700

(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1) (2)	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price(3)	Amount of registration fee(3)
Deferred Compensation Obligations (1)	$50,000,000	100%	$50,000,000	$ 6,440
Deferred Compensation Obligations (2)	$500,000,000	100%	$500,000,000	$64,400
TOTAL				$70,840

(1)	This registration statement (the “Registration Statement”) registers $50,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”) of Comcast Corporation (the “Registrant”) under the Comcast Corporation 2002 Restricted Stock Plan, as amended and restated (the “Restricted Stock Plan”).
(2)	This Registration Statement also registers $500,000,000 of Deferred Compensation Obligations the Registrant under the Comcast Corporation 2005 Deferred Compensation Plan, as amended and restated (the “Deferred Compensation Plan,” and together with the Restricted Stock Plan, the “Plans”).
(3)	Estimated pursuant to Rule 457(h) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.

EXPLANATORY NOTE

Pursuant to General Instruction E of Form S-8, this registration statement on Form S-8 (the “Registration Statement”) is being filed in order to register an additional $50,000,000 of Deferred Compensation Obligations of the Registrant under the Restricted Stock Plan, which are securities of the same class and relate to the same employee benefit plan as those shares registered on the Registrant’s registration statements on Form S-8 previously filed with the Commission on January 4, 2006 (Registration No. 333-130845), March 1, 2005 (Registration No. 333-123059), April 8, 2003 (Registration No. 333-104385), December 4, 2002 (Registration No. 333-101645) and November 19, 2002 (Registration No. 333-101295), as amended by post-effective amendment no. 1 filed on December 4, 2002), all of which are hereby incorporated by reference.

Pursuant to General Instruction E of Form S-8, this registration statement on Form S-8 (the “Registration Statement”) is being filed in order to register an additional $500,000,000 of Deferred Compensation Obligations of the Registrant under the Deferred Compensation Plan, which are securities of the same class and relate to the same employee benefit plan as those shares registered on the Registrant’s registration statements on Form S-8 previously filed with the Commission on February 23, 2012 (Registration No. 333-179638), December 8, 2004 (Registration No. 333-121082) and January 4, 2006 (Registration No. 333-130845), all of which are hereby incorporated by reference.

Item 4. Description of Securities.

The information disclosed in this Item 4 provides a summary of the deferral provisions of the 2002 Restricted Stock Plan and the 2005 Deferred Compensation Plan, in each case as amended through the date of this Registration Statement.

2002 Restricted Stock Plan

The following description of the Deferred Compensation Obligations of the Registrant under the Restricted Stock Plan is qualified by reference to the Restricted Stock Plan, which is included as an exhibit to this registration statement. Capitalized terms used in this subsection of Item 4 captioned “2002 Restricted Stock Plan” and not otherwise defined in this registration statement shall have the respective meanings attributed to such terms in the Restricted Stock Plan.

The Restricted Stock Plan is administered by the Compensation Committee of the Board of Directors of the Registrant (the “Restricted Stock Plan Administrator”). The Restricted Stock Plan Administrator may delegate to a person, persons or committee, including one or more officers of the Registrant, discretion to grant Restricted Stock or Restricted Stock Units to any Grantee.

The Deferred Compensation Obligations incurred by the Registrant under the Restricted Stock Plan are unsecured general obligations of the Registrant to pay the compensation deferred in accordance with the terms of the Restricted Stock Plan and rank equally with other unsecured and unsubordinated indebtedness of the Registrant, from time to time outstanding, payable from the general assets of the Registrant. Because the Registrant has subsidiaries, the right of the Registrant, and hence the right of the creditors of the Registrant (including participants in the Restricted Stock Plan) to participate in a distribution of the assets of a subsidiary upon its liquidation or reorganization or otherwise necessarily is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Registrant itself as a creditor may be recognized.

Under the Restricted Stock Plan, the Registrant will provide a select group of management and highly compensated employees of the Registrant and the Registrant’s subsidiaries that are Participating Companies and members of the Registrant’s Board of Directors (the “Board”) who are not employees of a Participating Company (the “Outside Directors”) with the opportunity to defer the receipt of Shares upon the vesting of Restricted Stock and Restricted Stock Units and to convert the right to receive Shares to the right to receive the cash value thereof, plus interest thereon from the date of such conversion, in accordance with the terms of the Restricted Stock Plan.

The Restricted Stock Plan provides that the Registrant will provide certain eligible management and highly compensated employees and Outside Directors with the opportunity to defer receipt of Shares for a period of two to ten years from the date forfeiture restrictions may lapse, for Restricted Stock Awards, or the date an Award of Restricted Stock Units vests (each a “Vesting Date”). If restrictions on an Award of Restricted Stock do not lapse before the distribution date identified in a Deferral Election, or Restricted Stock Units do not vest before such date, because of a failure to satisfy any condition precedent, a Deferral Election will be null and void. Generally, participants in the Restricted Stock Plan may elect to re-defer receipt of any previously deferred Shares for an additional period of five to ten years if the election to defer receipt is made at least 12 months before the year in which the shares would otherwise be paid.

Shares subject to a Deferral Election will be distributed by the Registrant in accordance with the Restricted Stock Plan. After a Deferral Election is made, upon the occurrence of a Vesting Date,

participants’ Accounts are credited in the form of Deferred Stock Units under the Company Stock Fund. Each participant eligible to make a Deferral Election may elect to have a portion of the participant’s Account (up to 40%) credited in the form of Deferred Stock Units under the Company Stock Fund deemed liquidated and credited under the Income Fund (the “Diversification Elections”). An election to have a portion greater than 40% deemed liquidated and converted to the Income Fund is not available to Outside Directors, and for eligible employees, such an election requires approval of the Restricted Stock Plan Administrator (a “Special Diversification Election”). Diversification Elections and approved Special Diversification Elections are available to participants at any time that a registration statement filed under the Securities Act of 1933, as amended, is effective with respect to the Restricted Stock Plan. Once these conditions are met, Diversification Elections or Special Diversification Elections will become effective on the later of the date designated by the participant on his or her Diversification Election or Special Diversification Election or the next business day following the lapse of six months from the date Deferred Stock Units are credited to his or her Account.

As defined in the Restricted Stock Plan, the Income Fund is a hypothetical investment fund pursuant to which an amount equal to the Fair Market Value of the Deferred Stock Units subject to a Diversification Election is credited as of the effective date of such Diversification Election and as to which interest is credited thereafter until the date of distribution at the Applicable Interest Rate. As defined in the Restricted Stock Plan, the Applicable Interest Rate means 12% per annum with respect to amounts attributable to Diversification Elections made after 2009 and before 2014 and 9% per annum with respect to amounts attributable to Diversification Elections made after 2013, in each case compounded annually as of the last day of the calendar year (the “Standard Applicable Interest Rate”), or such other interest rate as the Restricted Stock Plan Administrator establishes from time to time, except to the extent the Restricted Stock Plan Administrator, in its sole and absolute discretion, designates for the period extending from the date of a participant’s termination of employment to the date of his or her Account’s distribution in full an Applicable Interest Rate equal to the lessor of (i) the Standard Applicable Interest Rate and (ii) the Prime Rate plus one percent, compounded annually as of the last day of the calendar year. The Restricted Stock Plan Administrator may delegate its authority to determine the Applicable Interest Rate to an officer of the Registrant or a committee of two or more officers of the Registrant.

As defined in the Restricted Stock Plan, the Company Stock Fund means a hypothetical investment fund pursuant to which Deferred Stock Units are credited with respect to an Award of Restricted Stock or Restricted Stock Units subject to a Deferral Election by the participant, and thereafter until the date of distribution or the effective date of a Diversification Election, to the extent a Diversification Election applies to such Deferred Stock Units, as applicable. The portion of a participant’s Account deemed invested in the Company Stock Fund is treated as if such a portion of the Account were invested in hypothetical shares of the Registrant’s Common Stock (the “Common Stock”) or Class A Special Common Stock (the “Special Common Stock”), as applicable, otherwise deliverable as Shares on the Vesting Date associated with the Restricted Stock or Restricted Stock Units, and all dividends and other distributions paid with respect to Common Stock or Special Common Stock were credited to the Income Fund.

If Shares distributable with respect to Deferred Stock Units credited to the Company Stock Fund that are attributable to an Award as to which a Diversification Election was made are distributed on or before the fifth anniversary of the effective date of such Diversification Election, then, except as may otherwise be provided by the Restricted Stock Plan Administrator in its sole and absolute discretion, the following percentage of the participant’s Account credited to the Income Fund and attributable to such Diversification Election will be distributed simultaneously with such Shares, without regard to any election to the contrary:

Time that Shares are Distributable	Distributable Percentage of Corresponding Income Fund Amount

On or before the third anniversary of a Diversification Election	60%

After the third anniversary of a Diversification Election and on or before the fourth anniversary of a Diversification Election	40%

After the fourth anniversary of a Diversification Election and on or before the fifth anniversary of a Diversification Election	20%

After the fifth anniversary of a Diversification Election	0%

Deferred Stock Units credited to an Account shall be distributed in lump sum in shares of Common Stock and/or Special Common Stock, as applicable. Dividend Equivalents shall be distributed in a lump sum in cash. Amounts credited to the Income Fund pursuant to a Diversification Election will be distributed in a lump sum in cash.

The right to receive Shares deferred under the Restricted Stock Plan will at all times represent the general obligation of the Registrant. Each participant will be a general creditor of the Registrant with respect to his or her Deferral Elections. Nothing contained in the Restricted Stock Plan will be deemed to create an escrow, trust, custodial account or fiduciary relationship of any kind. Furthermore, nothing contained in the Restricted Stock Plan or an Award of Restricted Stock will be construed to eliminate any priority or preferred position of a grantee in a bankruptcy matter with respect to a claim for wages. The right to receive Shares subject to a Deferral Election will not be subject in any manner to attachment or other legal process, nor is such right subject to anticipation, alienation, sale, transfer, assignment or encumbrance.

The Board of Directors of the Registrant has the authority to terminate the Restricted Stock Plan at any time. Furthermore, the Restricted Stock Plan may be amended by the Board of Directors or the Restricted Stock Plan Administrator at any time. No Award of Restricted Stock granted under the Restricted Stock Plan will be affected by any such termination or amendment without a participant’s written consent.

2005 Deferred Compensation Plan

The following description of the Deferred Compensation Obligations of the Registrant under the Deferred Compensation Plan is qualified by reference to the Deferred Compensation Plan, which is included as an exhibit to this Registration Statement. Capitalized terms used in this subsection of Item 4 captioned “2005 Deferred Compensation Plan” and not otherwise defined in this Registration Statement shall have the respective meanings attributed to such terms in the Deferred Compensation Plan.

The Deferred Compensation Obligations incurred by the Registrant under the Deferred Compensation Plan will be unsecured general obligations of the Registrant to pay the compensation deferred in accordance with the terms of the Deferred Compensation Plan and will rank equally with other unsecured and unsubordinated indebtedness of the Registrant. Because the Registrant has subsidiaries, the right of the Registrant, and hence the right of creditors of the Registrant (including Participants in the Deferred Compensation Plan), to participate in a distribution of the assets of a subsidiary upon its liquidation or reorganization or otherwise, necessarily is subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Registrant itself as a creditor may be recognized.

Under the Deferred Compensation Plan, the Registrant will provide Eligible Employees of the Registrant and each of the Registrant’s subsidiaries which is a Participating Company, and Outside Directors, with the opportunity to elect to defer a portion of the compensation to be received from the Registrant or another Participating Company, provided that sales commissions or similar payments or awards or Severance Pay are generally not included as compensation for purposes of the Deferred Compensation Plan.

Except for amounts credited to the Accounts of Participants who are Outside Directors who have elected to defer receipt of Compensation payable in the form of the Common Stock, all amounts credited to Participant’s Accounts will be credited with income, gains and losses as if it were invested in the Income Fund. Amounts credited to the Accounts of Outside Directors in the form of Common Stock will be credited with income, gains and losses as if it were invested in the Company Stock Fund. Distributions of amounts credited to the Company Stock Fund with respect to Outside Directors’ Accounts will be distributable in the form of Common Stock, rounded to the nearest whole share.

As defined in the Deferred Compensation Plan, the Income Fund is a hypothetical investment fund pursuant to which income, gains and losses are credited to a Participant’s Account as if such Account, to the extent deemed invested in the Income Fund, were credited with interest at the Applicable Interest Rate. As defined in the Deferred Compensation Plan, effective beginning in 2013 for eligible employees of the Company’s subsidiary NBCUniversal LLC, and effective beginning in 2014 for eligible employees of the Company and subject to certain exceptions set forth in the Deferred Compensation Plan, the Applicable Interest Rate means 9% per annum, compounded annually as of the last day of the calendar year (the “Standard Applicable Interest Rate”), except to the extent the Compensation Committee of the Board (the “Committee”), in its sole discretion, designated for the period extending from the date of a Participant’s termination of employment to the date of his or her Account’s distribution in full an Applicable Interest Rate equal to the lesser of (i) the Standard Applicable Interest Rate and (ii) the Prime Rate plus one percent, compounded annually as of the last day of the calendar year. The Applicable Interest Rate for eligible employees of the Company (other than NBCUniversal) for years before 2014 is 12% per annum, compounded annually.

As defined in the Deferred Compensation Plan, the Company Stock Fund is a hypothetical investment fund pursuant to which income, gains and losses are credited to a Participant’s Account as if the Account, to the extent deemed invested in the Company’s Stock Fund, were invested in hypothetical shares of Common Stock and all dividends and other distributions paid with respect to Common Stock were temporarily credited to the Income Fund.

Except as otherwise provided in the case of a liquidation of the Registrant or a Change of Control, each Participant is permitted to specify by election the method of distribution of any amount credited to his or her Account. Under the terms of the Deferred Compensation Plan, a Participant may elect from among the following methods of distribution: (i) a lump sum payment; and (ii) substantially equal annual or monthly installments over a period of five, ten or 15 years.

Notwithstanding the terms of an election, if, upon the written application of a Participant, the Committee determines that such Participant has a financial emergency of such a substantial nature and beyond the individual’s control that payment of amounts previously deferred under the Deferred Compensation Plan is warranted, the Committee, in its sole discretion, may authorize the immediate distribution to the Participant of all or a portion of his or her Account.

The Deferred Compensation Plan provides that the Registrant shall give Participants at least 30 days notice (or, if not practicable, such shorter notice as may be reasonably practicable) prior to the anticipated date of the consummation of a liquidation of the Registrant or a Change of Control (each a “Terminating Event”). To the extent permitted by the AJCA, the Registrant may, in its discretion, provide in such notice that notwithstanding any other provision of the Deferred Compensation Plan or the terms of any election, upon the consummation of a Terminating Event, the Account balance of each Participant shall be distributed in full.

Whether or not the Registrant is a Participant’s employer, all compensation deferred under the Deferred Compensation Plan will continue for all purposes to be a part of the general funds of the Registrant and the Participant’s Account will at all times represent the general obligation of the Registrant. Each Participant will be a general creditor of the Registrant with respect to all of the Registrant’s Deferred Compensation Obligations to the Participant under the Deferred Compensation Plan, and will not have a secured or preferred position with respect to his or her Account. Nothing contained in the Deferred Compensation Plan shall be deemed to create an escrow, trust, custodial account or fiduciary relationship of any kind or to eliminate any priority or preferred position of a Participant in a bankruptcy matter with respect to claims for wages. Under the terms of the Deferred Compensation Plan, the right of a Participant in or to an Account, benefit or payment under the Deferred Compensation Plan shall not be subject in any manner to attachment or other legal process for the debts of such Participant; and no such Account, benefit or payment shall be subject to anticipation, alienation, sale, transfer, attachment, execution, garnishment, assignment or encumbrance.

The Registrant, by action of the Board or the Committee, without the consent of the Participants, may amend or modify the Deferred Compensation Plan at any time, except that no such action shall change the Applicable Interest Rate with respect to the portion of a Participant’s Account that is attributable to an election made with respect to compensation earned in a calendar year and filed with the Committee before the date of such action. The Registrant, by action of the Board, reserves the right at any time, or from time to time, to terminate the Deferred Compensation Plan.

Item 8. Exhibits.

4.1	Comcast Corporation 2002 Restricted Stock Plan, as amended and restated effective August 29, 2012 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

4.2	Comcast Corporation 2005 Deferred Compensation Plan, as amended and restated effective December 17, 2013 (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013)

5.1	Opinion of Pepper Hamilton LLP

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Pepper Hamilton LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (contained in the signature pages hereto)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Commonwealth of Pennsylvania, on February 12, 2014.

COMCAST CORPORATION

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President, General Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Brian L. Roberts, Michael J. Angelakis, David L. Cohen, Arthur R. Block and Lawrence J. Salva and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian L. Roberts	Chairman and CEO; Director	February 12, 2014
Brian L. Roberts	(Principal Executive Officer)

/s/ Ralph J. Roberts	Founder; Chairman Emeritus of the Board	February 12, 2014
Ralph J. Roberts

/s/ Michael J. Angelakis	Vice Chairman and CFO	February 12, 2014
Michael J. Angelakis	(Principal Financial Officer)

/s/ Lawrence J. Salva	Senior Vice President, Chief Accounting	February 12, 2014
Lawrence J. Salva	Officer and Controller (Principal Accounting Officer)

/s/ Kenneth J. Bacon	Director	February 12, 2014
Kenneth J. Bacon

/s/ Sheldon M. Bonovitz	Director	February 12, 2014
Sheldon M. Bonovitz

/s/ Joseph J. Collins	Director	February 12, 2014
Joseph J. Collins

/s/ J. Michael Cook	Director	February 12, 2014
J. Michael Cook

/s/ Gerald L. Hassell	Director	February 12, 2014
Gerald L. Hassell

/s/ Jeffrey A. Honickman	Director	February 12, 2014
Jeffrey A. Honickman

/s/ Eduardo G. Mestre	Director	February 12, 2014
Eduardo G. Mestre

/s/ Johnathan A. Rodgers	Director	February 12, 2014
Johnathan A. Rodgers

/s/ Dr. Judith Rodin	Director	February 12, 2014
Dr. Judith Rodin